DEALMAKER ORDER FORM
Regulation CF Offerings (each, an "Offering")

Customer:. Resgreengroup	Contact: Robin Hunt
Address: 51745 Filomena Dr Shelby Township MI	Phone: 260-403-4436
Commencement Date (optional): 2023-10-11	E-Mail: rhunt@resgreengroup.com

This Order Form sets forth the terms of service by which a number of separate DealMaker affiliates are engaged to provide services to Customer (collectively, the "**Services**"). By its signature below in each applicable section, Customer hereby agrees to the terms of service of each company referenced in such section. Unless otherwise specified above, the Services shall commence on the date hereof.

By preceding with its order, Customer agrees to be bound contractually with each respective company. The Applicable Terms of Service include and contain, among other things, warranty disclaimers, liability limitations and use limitations.

There shall be no force or effect to any different terms other than as described or referenced herein (including all terms included or incorporated by reference) except as entered into by one of the companies referenced herein and Customer in writing.

A summary of Services purchased is described on Schedule A attached. The applicable Terms of Service are described on the Schedules thereafter, and are incorporated herein.

Services NEVER include providing any investment advice nor any investment recommendations to any investor.

Schedule "A"
Summary of Fees

A. Compliance and Consulting Services

- **$15,000 Onboarding**
  This fee includes
  i. $10,000 payable to DealMaker Securities LLC for Pre-Offering Due Diligence.
  ii. $5,000 payable to DealMaker for infrastructure for self-directed electronic roadshow.

- **$2,000 monthly account management fees.**
  - *Monthly account management fees commence on the first month following the Commencement Date*
  - Monthly fees include:
    - $2,000 monthly subscription fees for the DealMaker Platform

- **8.5% Cash Fees** From All Proceeds:
  - Customer may elect to offset all or a portion of these fees by levying an administrative fee to investors.

- **Supplementary Marketing Services and Advertising expenditure to be determined on a case-by-case basis, as may be authorized by the Customer, anticipated to be a minimum of $50,000 - $70,000 in the first 60-90 days of the Offering.**

Schedule "B"
DealMaker Securities Services

Onboarding Services

- Due diligence
- Assisting in the preparation and review of Form C
- Other services necessary and required prior to the regulatory approval of the Offering.

Advisory, Compliance and Consulting Services During the Offering

- services as Company's Intermediary for the Offering, pursuant to Regulation CF
- coordination with third party vendors and general guidance with respect to the Offering
- providing updates to issuer with respect to the Offering
- co-ordinating closings and release from escrow
- Reviewing investor information, including identity verification, performing AML (Anti-Money Laundering) and other compliance background checks, and providing issuer with information on an investor in order for issuer to determine whether to accept such investor into the Offering.
- If necessary, discussions with the issuer regarding additional information or clarification on an issuer-invited investor.
- Providing education materials for Client to share with investors
- Coordinating with third party agents in connection with performance of services.
- Creating User account access for investors to participate in the issuer-directed Offering
- Providing communication channels for Client's investors in the issuer-directed Offering, as required by Regulation 17 C.F.R. Part 227 ("Regulation CF")

Customer hereby engages and retains DealMaker Securities LLC, a registered Broker-Dealer, to provide the applicable services described above. Customer hereby agrees to the terms set forth in the DealMaker Securities Terms linked here, with fees described on Schedule A hereto.

Parsh Patel

Customer Representative

Schedule "C"
DealMaker.tech Subscription Platform and Shareholder Engagement Online Portal

During the Offering, Subscription Processing and Payments Functionality

- Creation and maintenance of deal portal powered by DealMaker.tech software with fully-automated tracking, signing, and reconciliation of investment transactions
- Full analytics suite to track all aspects of the offering and manage the conversion of prospective investors into actual investors.

Apart from the Offering, Shareholder Management via DealMaker Engage

- Shareholder management software to provide corporate updates, announce additional financings, and track engagement
- Document-sharing functionality to disseminate share certificates, tax documentation, and other files to investors
- Monthly fee is payable to DealMaker.tech while the client has engaged DealMaker Transfer Agent

Subscription Management and Shareholder Engagement Technology is provided by Novation Solutions Inc. O/A DealMaker. Customer hereby agrees to the terms set forth in the DealMaker Terms of Service linked [here] with fees described on Schedules A and B hereto.

Parsh Patel
_____
Customer Representative

Signature Certificate

Reference number: CJIPB-OYSMB-L63DF-ONEMC

Signer	Timestamp	Signature
Parsh Patel		
Email: ppatel@resgreengroup.com		

Sent:	11 Oct 2023 14:52:44 UTC	
Viewed:	11 Oct 2023 16:31:04 UTC	
Signed:	12 Oct 2023 15:16:55 UTC	

Parsh Patel

Recipient Verification:

✔Email verified   11 Oct 2023 16:31:04 UTC

IP address: 174.162.89.195
Location: Macomb, United States

Document completed by all parties on:
12 Oct 2023 15:16:55 UTC

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